Exhibit 99.1

HEPSIBURADA ANNOUNCES CLOSING OF INITIAL PUBLIC OFFERING

NEW YORK, July 7, 2021

D-MARKET Electronic Services & Trading ("Hepsiburada"), a leading Turkish e-commerce platform, announced the closing on July 6, 2021 of its initial public offering of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS. The offering included 41,670,000 ADSs offered by Hepsiburada and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option.

The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on July 1, 2021.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Goldman, Sachs & Co. LLC, BofA Securities, Inc. and UBS Securities LLC acted as the bookrunning managers for the offering.

A registration statement relating to the sale of these securities has been filed with, and declared effective by, the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is being made only by means of a prospectus. Copies of the final prospectus relating to and describing the terms of the offering may be obtained from any of the following sources:

-	Morgan Stanley & Co. LLC Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014
-	J.P. Morgan Securities LLC, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1-866-803-9204, email: prospectus-eq_fi@jpmchase.com
-	Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: +1-866-471-2526, email: Prospectus-ny@ny.email.gs.com

END

Contacts

Investors:

Helin Celikbilek, Investor Relations Director

helin.celikbilek@hepsiburada.com

Media:

Harika Eldoğan, Head of Public Relations

harika.eldogan@hepsiburada.com

Brunswick Group hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick

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